EXHIBIT 99.1

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A Proposed Draft of an Agreement for the Purchase of Internet’s Gold’s Shares as a Shell Company from a Third-Party

Tel Aviv, Israel – February 20, 2020 - Internet Gold - Golden Lines Ltd. (the “Company” or “Internet Gold”) (OTCMKTS: IGLDF).

Further to the Company’s report dated February 14, 2020, with respect of an agreement for the purchase of the Company’s ordinary shares, the Company hereby updates that on February 18, 2020, the Company received a draft agreement from a third-party purchaser for the purchase of the Company’s ordinary shares (the “Draft Agreement”). The Draft Agreement includes the issuance of 85% of the Company’s shares to the purchaser in consideration of NIS 3.5 million payable to the Company’s creditors as well as the issuance of 14.9% of the Company’s shares to the Company’s creditors. The Draft Agreement includes a put option provided to the Company’s creditors with respect of the Company’s shares in consideration of NIS 1.5 million. The Company’s board of directors has not discussed the terms of the Draft Agreement.

Note

As previously announced, the Company is not able to fully pay its debts, and the Company anticipates that following submission of additional creditors’ arrangement, which will be submitted to the applicable Israeli court, the existing shares of the Company will be nullified and/or materially diluted and that at the same time the creditors of the Company and the party or parties to a transaction of a purchase of the Company’s shares as a ’shell company’, if such transaction is completed, will receive, among else, substantially all of the outstanding shares of the Company.

About Internet Gold

Internet Gold is a holding company whose principal assets are NIS 310 million par value of Series C debentures of B Communications Ltd. as well as 8,383,234 ordinary shares of B Communications Ltd. representing a 7% stake in B Communications Ltd. B Communications Ltd. is the owner of 26.34% of outstanding shares of Bezeq The Israel Telecommunication Corporation Limited, leading communications group in Israel. For more information, please visit the following Internet sites:

www.igld.com

www.bcommunications.co.il

www.ir.bezeq.co.il

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in the Company’s filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

For further information, please contact:

Doron Turgeman- CEO

doron@igld.com / Tel: +972-3-924-0000